Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2018 (the “Annual Report”).

Unless the context requires otherwise, the terms “CollPlant,” “we,” “us,” “our,” “the Company,” and similar designations refer to CollPlant Biotechnologies Ltd. and its wholly owned subsidiary CollPlant Ltd. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of CollPlant.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “ordinary shares” are to our ordinary shares, par value NIS 1.50 per share. We report financial information under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

From the Company’s inception through December 31, 2018, the Company’s functional and presentation currency was NIS. Management conducted a review of the functional currency of the Company and decided to change its functional and presentation currency to the U.S. dollar from the NIS, effective January 1, 2019. This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates. Accordingly, the functional and presentation currency of the Company in this discussion is the U.S. dollar. See note 2B to our financial statements.

Forward-Looking Statements

Certain information included in this discussion may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses, our ability to continue as a going concern, our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all;

●	our expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on our rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG;

●	our ability to obtain favorable pre-clinical and clinical trial results;

●	regulatory action with respect to rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	commercial success and market acceptance of our rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political, and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation and regulatory proceedings; and

●	those factors referred to under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the following discussion which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in the following discussion are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in the following discussion. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

We are a regenerative medicine company focused on developing and commercializing tissue repair products for three-dimensional (“3D”), bioprinting of tissues and organs, and dermal fillers and breast implants for medical aesthetics markets. We also market VergenixSTR, a soft tissue matrix, intended to accelerate treatment of tendinopathy, and VergenixFG, a wound healing flowable gel, intended to enhance the quality and speed of closure of deep surgical incisions and wounds. Our products are based on our rhCollagen, a form of human collagen produced with our proprietary plant-based genetic engineering technology. We believe our technology is the only commercially viable technology available for the production of genetically engineered, or recombinant, human collagen. We believe that our rhCollagen, though laboratory-derived, is identical to the type I collagen produced by the human body, has significant advantages compared to currently marketed tissue-derived collagens, including improved biological function, high homogeneity, and reduced risk of immune response. We believe the attributes of our rhCollagen make it suitable for numerous tissue repair applications throughout the human body.

Our rhCollagen has superior biological function when compared to any tissue-derived collagens, whether from animal or human tissues, according to data published in peer-reviewed scientific publications. Our rhCollagen can be fabricated in different forms and shapes including gels, pastes, sponges, sheets, membranes, fibers, and thin coats, all of which have been tested in vitro and in animal models and proven superior to tissue-derived products. We have demonstrated that, due to its homogeneity, rhCollagen can produce fibers and membranes with high molecular order, meaning there is high molecular alignment, which enables the formation of tissue repair products with distinctive physical properties. We produce our rhCollagen in genetically engineered tobacco plants, assuring a relatively abundant supply of high quality raw materials.

We are focused on the development of the following rhCollagen-based products:

●	CollPlant rhCollagen-based BioInk for use in the 3D printing of tissues and organs. Our flagship BioInk product line provides an ideal building block for three dimensional bioprinting of tissues and organs. The BioInk is being developed to enable the printing of three-dimensional scaffolds combined with human cells and/or growth factors as a basis for tissue or organ formation. In addition to collagen, CollPlant’s BioInk formulations can include other proteins and/or polymers as well. Our BioInk is being developed to be compatible with numerous 3D bioprinting technologies and with printed organ characteristics. In October 2018, we entered into a License, Development and Commercialization Agreement with Lung Biotechnology PBC (“LB”), a public benefit corporation and wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which CollPlant and LB will collaborate in the development of engineered lungs or lung substitutes using our rhCollagen and BioInk.

●

Dermal Filer for Medical Aesthetics. We are developing a photocurable dermal filler comprised of rhCollagen and hyaluronic acid for the medical aesthetics market. The combination of hyaluronic acid, a naturally-occurring, moisture-binding compound, with our plant-based, tissue regenerating rhCollagen, is intended to form the basis for a new dermal filler product line aimed at addressing the need for ‘healthier,’ more innovative aesthetic products to treat wrinkles.

●	Breast implants. We are developing 3D bioprinted implants for regeneration of breast tissue, and have successfully produced first prototypes. The implants will be comprised of CollPlant's proprietary type I recombinant human collagen and additional materials. Loaded with fat cells taken from the patient, these implants are intended to promote breast tissue regeneration. Eventually, the scaffold is designed to degrade and be replaced by newly grown natural breast tissue, that is free of any foreign material.

Financial Operations Overview

Revenue

Our ability to generate significant revenues will depend on the successful commercialization of our rhCollagen-based BioInk, dermal fillers for aesthetics, VergenixSTR and VergenixFG. In the six months ended June 30, 2019, we reported revenues of $1.2 million from the sale of BioInk and rhCollagen for medical aesthetics in the United States and VergenixSTR and VergenixFG in Europe.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our rhCollagen based developed products. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories;

●	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting, and advisory services;

●	supply, development, and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and insurance, net of expenses capitalized to inventory; and

●	costs associated with preclinical and clinical activities.

Research and development activities are the primary focus of our business. Products in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to be significant in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our products.

Our total research and development expenses, net, for the six months ended June 30, 2019 were $1.7 million. To date, we have charged all research and development expenses to operations as they are incurred.

There are numerous factors associated with the successful commercialization of any of our products, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans.

Participation in Research and Development Expenses

Our research and development expenses are net of the following participations by third parties.

Participation by the Israel Innovation Authority. We have received grants from the Israeli Innovation Authority (“IIA”), as part of the research and development programs for our rhCollagen technology and our products. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744 1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744 1984) (“Innovation Law”), and the regulations promulgated thereunder. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VergenixSTR and VergenixFG. Under the Innovation Law and related regulations, royalties of 3% - 6% on the income generated from sales of products and from related services developed in whole or in part under IIA programs are payable to the IIA, up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA as of June 30, 2019 totaled approximately $10.1 million. As of June 30, 2019, we paid royalties to the IIA in the amount of $1.5 million.

Information on our liabilities and the restrictions that we are subject to under the Research Law in connection with the IIA grants that we have received is detailed in the Annual Report on Form 20-F as of and for the year ended December 31, 2018.

General, Administrative, and Marketing Expenses

Our general and administrative expenses consist principally of:

●	employee-related expenses, including salaries, benefits, and related expenses, including equity-based compensation expenses;

●	legal and professional fees for auditors and other consulting expenses not related to research and development activities;

●	cost of offices, communication, and office expenses;

●	information technology expenses; and

●	business development and marketing activities.

We expect that our general, administrative, and marketing expenses will increase in the future as our business expands and we incur additional general and administrative costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act and rules promulgated by the SEC. These public company-related increases will likely include costs of additional personnel, additional legal fees, audit fees, directors’ liability insurance premiums, and costs related to investor relations. We also expect that our marketing expenses will increase, as we will incur additional marketing costs associated with the commencement of sales, when and if our products are approved.

Financial Income/Financial Expense

Financial income includes interest income regarding short-term deposits and re-evaluation of financial instruments. Financial expense consists of bank commissions and re-evaluation of financial instruments.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2018, we have incurred operating losses of approximately $41 million for CollPlant Biotechnologies Ltd. and $3.4 million for CollPlant Ltd. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 23%. Under the Investment Law, and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

Operating Results

The following table sets forth a summary of our operating results:

	Six months ended June 30		Three months ended June 30
	2019	2018	2019	2018
	USD in thousands, except per share data

Revenue	1,200	407	606	182
Cost of Revenue	858	92	453	67
Gross Profit	342	315	153	115

Operating costs and expenses:
Research and development expenses, net:	1,672	1,932	797	641
General, administrative and marketing expenses	1,814	1,859	944	863
Total operating costs and expenses:	3,486	3,791	1,741	1,504
Operating loss	3,144	3,476	1,588	1,389
Financial expenses (income), net	414	166	(68)	160
Loss for the period	3,558	3,642	1,520	1,549
Other comprehensive loss:
Currency translation differences	-	313	-	170
Total comprehensive loss	3,558	3,955	1,520	1,719
Basic and diluted loss per ordinary share	0.76	0.88	0.33	0.36

Three months ended June 30, 2019, compared to three months ended June 30, 2018

Revenues

We generated revenues from the sale of BioInk for 3D bioprinting of tissues and organs, and rhCollagen for medical aesthetics, as well as from sales of VergenixFG and VergenixSTR, in the three months ended June 30, 2019 of approximately $0.6 million, compared to $0.2 million for the three months ended June 30, 2018. The increase in sales was mainly derived from an increase in sales of BioInk and rhCollagen for 3D bioprinting and medical aesthetics in the amount of approximately $0.6 million, of which $0.3 million is due to revenue recognition that relates to the United License Agreement, which we entered into with LB in October 2018 (the “United License Agreement”), pursuant to which we and LB agreed to collaborate in the development of engineered lungs or lung substitutes using our rhCollagen and BioInk.

Research and Development Expenses, Net

We incurred research and development expenses, net, amounting to $0.8 million in the three months ended June 30, 2019, compared to $0.6 million in the three months ended June 30, 2018. The increase in expenses primarily related the development of products for 3D bioprinting and medical aesthetics market.

General, Administrative and Marketing Expenses

We incurred general, administrative, and marketing expenses of $0.9 million in the three months ended June 30, 2019, which reflected a slight increase from $0.9 million in the three months ended June 30, 2018, which was primarily attributable to insurance expenses.

Financial Expenses (Income), Net

Financial expenses (income), net, reflected an income of $0.1 million in the three months ended June 30, 2019, compared to an expense of $0.2 million for the three months ended June 30, 2018. The financial income in the three months ended June 30, 2019 as compared to the financial expense in same period in 2018 was mainly due to non-cash re-evaluation expenses of our warrants and the anti-dilution derivatives.

Six months ended June 30, 2019, compared to six months ended June 30, 2018

Revenues

We generated revenues from sale of BioInk, rhCollagen and Vergenix products in the six months ended June 30, 2019 of approximately $1.2 million, compared to $0.4 million for the six months ended June 30, 2018. The increase in sales achieved with sales of BioInk and rhCollagen for 3D bioprinting of tissues and organs and medical aesthetics, in the amount of $1.1 million, of which $0.4 million is due to revenue recognition that relates to the United License Agreement.

Research and Development Expenses, Net

We incurred research and development expenses, net, in the amount of $1.7 million in the six months ended June 30, 2019, compared to $1.9 million in the six months ended June 30, 2018. The net decrease in expenses was primarily due to non-cash share based compensation.

General, Administrative and Marketing Expenses

We incurred general, administrative, and marketing expenses of $1.8 million in the six months ended June 30, 2019, which reflected a slight decrease from $1.8 million in the six months ended June 30, 2018, which was primarily attributable to non- cash share based compensation in 2018.

Financial Expenses (Income), Net

Financial expenses totaled $0.3 million in the six months ended June 30, 2019, compared $0.2 million for the six months ended June 30, 2018. The increase in the three months ended June 30, 2019 as compared to the same period in 2018 was due to exchange rate differences and non-cash re-evaluation expenses of the Company's warrants and anti-dilution derivatives.

Significant Accounting Estimates and Judgments

For information with respect to significant accounting estimates and judgments, see the discussion under the heading “Significant Accounting Estimates and Judgments” in our Annual Report.

 Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements, see the discussion under the heading “Recent Accounting Pronouncements” in our Annual Report.

Liquidity and Capital Resources

To date, we have financed our operations primarily with the net proceeds from private placements and from public offerings of our securities on the TASE, participation from product development collaborations, and government grants from the IIA.

Our recurring operating losses, negative cash flows and current cash position have raised substantial doubt regarding our ability to continue as a going concern. Our financial statements include a note describing the conditions which raise this substantial doubt. As a result, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2018 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We believe that, based on our current business plan, our existing cash and cash equivalents will be able to maintain our current planned development, manufacturing and marketing activities and the corresponding level of expenditures into the fourth quarter of 2020. This has led management to conclude that substantial doubt about our ability to continue as a going concern exists. In the event we are unable to successfully achieve milestone payments from our business partner, or raise additional capital, during or before the end of 2020, we will not have sufficient cash flows and liquidity to finance our business operations as currently contemplated. Accordingly, in such circumstances we would be compelled to immediately reduce general and administrative expenses and delay research and development projects and clinical trials, until we are able to obtain sufficient financing. If such sufficient financing is not received timely, we would then need to pursue a plan to license or sell our assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection.

September 2019 Financing

On August 30, 2019, we entered into (i) a Convertible Loan Agreement with Ami Sagi, our largest shareholder (the “Sagi Loan Agreement”), pursuant to which Mr. Sagi agreed, upon the terms and subject to the conditions of the Sagi Loan Agreement, to provide a loan to us in an amount of $3,000,000 in two tranches, and (ii) a Convertible Loan Agreement with certain U.S. investors (the “U.S. Loan Agreement”, and, together with the Sagi Loan Agreement, the “Convertible Loan Agreements”), pursuant to which such U.S. investors (the “U.S. Investors”) agreed, upon the terms and subject to the conditions of the U.S. Loan Agreement, to provide a loan to us in an amount of $3,500,000 in one tranche.

The Sagi Loan Agreement provides that the transactions contemplated by the Sagi Loan Agreement shall occur in three separate closings. On the first closing date, which occurred on September 3, 2019, Ami Sagi transferred to us the principal amount of $2,000,000 (the “First Principal Amount”). On the second closing date, which will occur three business days after we shall have executed a license and/or a co-development agreement with a certain strategic business partner of ours with respect to our intellectual property (if such were to occur) (the “Second Closing Date”), the following shall occur: (i) Ami Sagi will transfer to us the principal amount of $1,000,000 (the “Second Principal Amount”), and (ii) if the Second Closing Date shall occur after the Third Closing Date (as defined below), we will issue to Ami Sagi a warrant to purchase up to 250,000 American Depositary Shares (“ADSs”) representing 250,000 ordinary shares (the “Second Closing Warrant”). On the third closing date, which will occur three business days after we shall have received shareholder approval (the “Shareholder Approval”) approving the holding by Ami Sagi of voting rights in us exceeding 25% of the voting rights in the Company as well as the implementation of existing anti-dilution undertakings of the Company (the “Third Closing Date”), the following shall occur (i) the First Principal Amount and the Second Principal Amount (to the extent applicable) will automatically be converted into ADSs at a conversion price equal to $4.00 per ADS, and we shall pay to Ami Sagi the interest accrued on the converted principal in cash, (ii) we will issue to Ami Sagi a warrant to purchase up to 500,000 ADSs representing 500,000 ordinary shares, and, (iii) if the Second Closing Date shall have occurred prior to the Third Closing Date, we will issue to Ami Sagi the Second Closing Warrant. In addition, if the Third Closing Date occurs before the Second Closing Date, the payment of $1,000,000 (to the extent the Second Closing is completed) shall be made by way of an equity investment in the Company, and not by way of a convertible loan, at a price equal to $4.00 per ADS.

The U.S. Loan Agreement provides that the transactions contemplated by the U.S. Loan Agreement shall occur in two separate closings. On the first closing date, which occurred on September 6, 2019 subject to the satisfaction of customary closing conditions, the U.S. Investors shall transfer to us the principal amount of $3,500,000 (“Principal Amount”). On the second closing date, which will occur three business days after the Company shall have received Shareholder Approval, the following shall occur: (i) the Principal Amount will automatically be converted into ADSs at a conversion price equal to $4.00 per ADS, and the Company shall pay the U.S. Investors the interest accrued on the converted principal in cash, and (ii) the Company will issue the U.S. Investors warrants to purchase up to an aggregate amount of 875,000 ADSs representing 875,000 ordinary shares, at an exercise price of $4.00 per ADS.

The loans issuable under the Convertible Loan Agreements have a maturity date of three years from the issuance of the loan and bear interest at the rate of 6% per annum, payable in arrears on a quarterly basis. The principal amount of the loans will automatically convert into ADSs at a conversion $4.00 per ADS on the occurrence of the conditions described above. The loans may be prepaid early without any penalty and upon the occurrence of certain events of default, the outstanding loan amount, will become, at the election of each lender, immediately due and payable. The loans are subject to certain adjustments upon certain events, including share splits and share dividends. In addition, until the three-year anniversary of the first closing date and so long as the principal amount under the loans has not converted into ADSs, in the event of certain subsequent equity issuances at a price that is lower than the then applicable conversion price, the conversion price shall adjust to such lower price.

In addition, on the third closing date (in the case of Ami Sagi) and the second closing date (in the case of the U.S. Investors), the Company agreed to enter into Price Protection Agreements pursuant to which, until the three-year anniversary of the first closing date, the Company shall issue additional ADSs in the event of certain subsequent equity issuances at a price that is lower than $4.00 (subject to certain adjustments) on a “full-ratchet” basis with respect to their holdings in the Company.

The warrants issuable under the Convertible Loan Agreements are exercisable at $4.00 per ADS and have a term of three years from the issuance date. The warrants are subject to adjustments upon certain events, including share splits, share dividends, subsequent rights offerings, and fundamental transactions. In addition, until the three-year anniversary of the first closing date, in the event of certain subsequent equity issuances at a price that is lower than the then applicable exercise price, the exercise price shall adjust to such lower price.

Concurrently with the execution of the Convertible Loan Agreements, the Company entered into Registration Rights Agreements with each of Ami Sagi and the U.S. Investors, pursuant to which the Company granted certain demand and piggyback registration rights with respect to the ordinary shares represented by the ADSs underlying the convertible loans and warrants.

Following Shareholder Approval, as a result of certain anti-dilution adjustment provisions, we will issue to Alpha Capital Anstalt, Ami Sagi, and Meitav Dash Provident Funds and Pension Ltd. an aggregate amount of approximately 450,000 ADSs representing 450,000 ordinary shares and, in addition, the exercise price of the warrants held by these shareholders will be adjusted to $4.00 per share.

 Cash Flows

Net Cash Used in Operating Activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income for non-cash items include depreciation and amortization and share-based compensation.

Net cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items include depreciation and amortization, equity-based compensation and exchange differences on cash and cash equivalents. This cash flow mainly reflects the cash needed for funding the products and pipeline products development and management costs of the Company during the applicable periods.

Net cash used in operating activities in the six months ended June 30, 2019 totaled $2.5 million and consisted primarily of (i) a net loss of $3.6 million, adjusted for non-cash items including depreciation and amortization of $0.5 million, shared-based compensation of $0.6 million and $0.3 million of exchange differences on lease liabilities, and (ii) a net increase in operating assets and liabilities of $0.5 million, which are mainly attributable to a decrease in contract liabilities reflecting differed revenues from the United License Agreement in the amount of $0.4 million.

Net cash used in operating activities in the six months ended June 30, 2018 totaled $3.3 million and consisted primarily of (i) a net loss of $3.6 million, adjusted for non-cash items including depreciation and amortization of $0.2 million, shared-based compensation of $0.6 million and $0.7 million change in fair value of financial instruments, and (ii) a net increase in operating assets and liabilities of $1.2 million, which are mainly attributable to an increase in inventory of $0.5 million and an increase in trade receivables of $0.3 million, all as an outcome of the growth in production and sales activity of BioInk.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.9 million during the six months ended June 30, 2019 and $0.6 during the six months ended June 30, 2018. The increase relates mainly to an investment in our new headquarters and R&D facilities in Rehovot, Israel, that serves us for development of our product pipeline, including BioInks for 3D bioprinting of tissues and organs, and dermal fillers and breast implants for medical aesthetics markets.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $0.2 million for the six months ended June 30, 2019, compared to net cash provided by financing activities of $1.5 million in the six months ended June 30, 2018. This change relates mainly to no proceeds being generated during the six month period ended June 30, 2019.

Cash and Funding Sources

The table below summarizes our sources of funding for the six months ended June 30, 2019:

	Issuance of Ordinary Shares and Warrants	Government Grants and Strategic Collaboration	Loan	Total
	(USD in thousands)
Six months ended June 30, 2019	7	129	-	136

Funding Requirements

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditures into the fourth quarter of 2020. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the progress, timing, and completion of preclinical testing and clinical trials in the U.S. for tissues and organs which are based on our BioInk, VergenixSTR and VergenixFG or any future pipeline product;

●	the number of potential new products we identify and decide to develop;

●	selling and marketing activities undertaken in connection with the commercialization of VergenixSTR and VergenixFG and any other products;

●	the costs of upscaling our manufacturing capabilities;

●	costs involved in the development of distribution channels, and for an effective sales and marketing organization, for the commercialization of our products in Europe;

●	the time and costs involved in obtaining regulatory approvals and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these products; and

●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties.

For more information as to the risks associated with our future funding needs, see “Item 3.D. Risk Factors—We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations” in our Annual Report.

Trend Information

We are in a development stage with regard to different 3D BioInks and products to the medical aesthetics market. We are in early stages of commercialization of VergenixFG and VergenixSTR in Europe, and our BioInks for customers that develop technologies for 3D bio-printing of tissues and organs. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are included under the heading “Operating and Financial Review and Prospects” in our Annual Report and in this discussion.

Off-balance Sheet Arrangements

As of June 30, 2019, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Contractual Obligations

Our significant contractual obligations as of June 30, 2019 are summarized in the following table.

	Payments due by period
	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	(USD in thousands)
Lease obligations (1)	620	605	1,551	2,045	4,821

(1)	Lease obligations consist of payments pursuant to lease agreements for office and laboratory facilities, as well as lease agreements for six vehicles, which generally run for a period of three years.

 Our balance sheet liabilities do not include all of the obligations regarding royalties that we are obligated to pay to the IIA based on future sales of our products. As of June 30, 2019, our balance sheet liability in amount of $0.2 million includes the liability for future royalties payable to the IIA where the maximum royalty amount that would be payable by us, before interest, is approximately $8.6 million (assuming 100% of the royalties are payable). This liability is contingent upon sales of our rhCollagen-based products.